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                                                  SEC FILE NUMBER
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 20-F         [ ] Form 11-K
              [ ] Form 10-Q      [ ] Form N-SAR

For Period Ended:  May 26, 2001
                 -----------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


       METRO GLOBAL MEDIA, INC.            Full Name of Registrant
------------------------------------------

                                           Former Name if Applicable
------------------------------------------

       1060 Park Avenue                    Address of Principal Executive Office
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       (Street and Number)

       Cranston, Rhode Island 02910        City, State and Zip Code
------------------------------------------


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                        (ATTACH EXTRA SHEETS IF NEEDED.)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Louis T. Turcotte                401               942-7876
-----------------------------------  ----------------  --------------------
              (Name)                    (Area code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).     [X]  Yes     [ ]  No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                            [X]  Yes     [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            METRO GLOBAL MEDIA, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  8/24/01               By: /s/ Louis T. Turcotte
     -----------                 -------------------------------------------
                                 Treasurer (Principal Financial and
                                 Accounting Officer), Secretary and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Cahpter).


http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000
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Form 10-KSB
Year Ended May 26, 2001



Form 12B-25
Part III - Narrative

Due to the resignation of the registrant's Financial and Accounting Officer in November 2000, the 10-KSB cannot be filed on a timely basis without unreasonable effort or expense.



Part IV - Item (3) - Other Information

Based on current estimates, it is anticipated that the loss from continuing operations before income taxes will be approximately $4,292,000 for the year ended May 26, 2001 compared to $1,767,348 for the year ended May 27, 2000. The increase of approximately $2,525,000 is primarily attributable to the loss reported on the sale and write down of security investments totaling approximately $3,175,000.

In addition, gross profit decreased by approximately $1,200,000 (or 12.3%) due to a 7.2% reduction in revenues and a 2.0% decrease in the gross margin percentage. These were partially offset by reductions in selling, general and administrative and interest expense totaling approximately $1,851,000.